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File No. 038229-0150
VIA EDGAR AND FEDERAL EXPRESS
Jennifer Gowetski, Esq.
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	BioMed Realty, L.P. Form 10 Filed August 20, 2010 File No. 000-54089
Dear Ms. Gowetski:
     We are in receipt of the Staff’s letter dated September 16, 2010 with respect to the above-referenced Form 10 (the “Form 10”). We are responding to the Staff’s comments on behalf of BioMed Realty, L.P. (the “Operating Partnership”) as set forth below. Simultaneously with the filing of this letter, the Operating Partnership is submitting (by EDGAR) Amendment No. 1 to the Form 10 (the “Amendment”), responding to the Staff’s comments. Courtesy copies of this letter and the Amendment (specifically marked to show changes thereto) are being submitted to the Staff supplementally. The responses in this letter are based on representations made by the Operating Partnership to Latham & Watkins LLP for the purpose of preparing this letter.
     The Operating Partnership’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amendment. For ease of reference, we have set forth the Staff’s comments and Operating Partnership’s responses for each item below.

October 4, 2010

General
1.	Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If our comments are not addressed within this 60-day time period, and you have not withdrawn this registration statement, please incorporate your revisions, in response to our comments, in both amendments to this Form 10 and your periodic reports.
     Response: The Operating Partnership acknowledges that the Form 10 will go effective by lapse of time 60 days after the date filed. If all comments have not been resolved by that time, the Operating Partnership presently expects that it will withdraw and re-file the Form 10. The Operating Partnership understands that the Staff will continue its review of the Form 10 when it is re-filed and until all comments have been addressed.
2.	Please tell us the reason for filing this registration statement and clarify whether the filing is voluntary or mandatory under Section 12(g) of the Exchange Act. If it is voluntary, please tell us the business reasons or other reasons for filing the registration statement.
     Response: Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provides that an issuer is required to file a registration statement if its equity securities are held by 500 or more persons. As disclosed on page 83 of the Amendment, as of August 17, 2010, there were 19 holders of record of the Operating Partnership’s common operating partnership units, including BioMed Realty Trust, Inc., the general partner of the Operating Partnership. Accordingly, the Operating Partnership confirms that the filing of the Form 10 is voluntary. The purpose for filing the Form 10 is to enable the Operating Partnership to become a reporting company under the Exchange Act and eligible to use Form S-3 for potential future securities offerings.
3.	Please include an organizational chart that details your ownership structure.
     Response: The Operating Partnership has included an organizational chart on page 5 of the Amendment in accordance with the Staff’s comment.
4.	Please provide us with copies the relevant portions of any study, report or book that you cite or on which you rely. Please mark the materials to specifically identify the portions that support your disclosure. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. We note the following statement:

October 4, 2010

•	“. . . as represented by a Pharmaceutical Research and Manufacturers of America (PhRMA) survey indicating that research and development spending . . . ,” page 2
     Response: The Operating Partnership is providing to the Staff on a supplemental basis a marked copy of the relevant portion of the third-party report referenced on page 2 of the Amendment. The Operating Partnership confirms that (1) this report was not prepared specifically for the Operating Partnership, (2) the information in this report referenced in the Amendment is generally available to the public and (3) the Operating Partnership did not compensate the party that prepared this report.
Item 1. Business, page 1
5.	We note your statement on Page 2 that your “executive officers have acquired, developed, financed, owned, leased or managed in excess of $4.6 billion in life science real estate.” Please do not average the experience of your officers and revise accordingly.
     Response: The Operating Partnership has revised the disclosure on page 2 of the Amendment in accordance with the Staff’s comment to specify that Alan D. Gold, BioMed Realty Trust, Inc.’s Chief Executive Officer and Chairman, has acquired, developed, financed, owned, leased or managed in excess of $4.6 billion in life science real estate.
Regulation, page 3
6.	We note your disclosure on page 3 that life science tenants, including certain of your tenants, engage in various research and development activities involving the controlled use of hazardous materials, chemicals, biological and radioactive compounds. Please revise your disclosure to briefly describe these hazardous materials, chemicals, biological and radioactive compounds and their use by your tenants.
     Response: The Operating Partnership has revised the disclosure on page 3 of the Amendment in accordance with the Staff’s comment to briefly describe some of the types and uses of hazardous substances handled by the Operating Partnership’s tenants.
Item 1A. Risk Factors, page 6
7.	Each risk factor should contain a single, discreet risk. We note that some of your risk factors appear to present multiple risks and should be revised to present each material risk separately. For example only, we note the following risk factors:
•	“Because we lease our properties to a limited number of tenants . . . ,” page 6;

•	“Tenants in the life science industry face high levels of regulation, expense and uncertainty . . . ,” page 6; and

•	“We may be unable to acquire, develop or operate new properties success-fully. . . ,” page 8.

October 4, 2010

     Response: The Operating Partnership has reviewed all of the risk factors, especially those referenced above, and has added new risk factors or revised existing risk factors with respect to items that the Operating Partnership considered significant enough to warrant separate risk factors. The Operating Partnership faces a number of interrelated risks, and as such, in certain circumstances it has determined not to delete risks identified in bulleted lists that are also more fully described in separate risk factors.
8.	We note that several risk factor subheadings merely state general facts about your business. For example only, we note the following subheadings:
•	“We face risks associated with property acquisitions,” page 9; and

•	“Future acts of terrorism or war or the risk of war may have a negative impact on our business,” page 11.
Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand the risk as it specifically applies to you.
     Response: The Operating Partnership has reviewed all of the risk factors, especially those referenced above, and has revised risk factor subheadings throughout the Amendment, including on page 9, “We may not be successful in acquiring and integrating properties...,” in order to identify the specific risks that apply to the Operating Partnership. As more fully described in Response 10 below, the Operating Partnership has deleted the risk factor “Future acts of terrorism or war....”
9.	We note your use of mitigating language in certain risk factors. Generally, you should limit your Risk Factors section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus. Please revise accordingly. We note, without limitation, the following:
•	“While we evaluate the creditworthiness of our tenants by reviewing available financial and other pertinent information . . . ,” page 6;

•	“Our tenants generally pay higher rent on our properties than tenants in traditional office space,” page 8; and

•	“We believe the policy specifications and insured limits are adequate given the relative risk of loss, cost of the coverage and standard industry practice,” page 13.
     Response: The Operating Partnership has reviewed all of the risk factors, especially those referenced above, and has deleted mitigating language throughout the risk factors, including in the risk factors identified above contained on pages 6, 8 and 13 of the Amendment.

October 4, 2010

Future acts of terrorism or war or the risk of war may have a negative impact on our business, page 11
10.	You should present as risk factors only those factors that represent a material risk to investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering. This risk factor seems to fit into this category and you should revise to cite a particular risk, or remove it from your disclosure. Please revise accordingly.
         Response: Consistent with Item 503 of Regulation S-K, which instructs registrants not to present risks that could apply to any issuer or any offering, the Operating Partnership has deleted this risk factor.
Results of Operations, page 35
11.	We note your disclosure on page 36 regarding the higher number of tenant bankruptcies, lease terminations or expected non-payment or renegotiation of unpaid tenant receivables. Please revise your disclosure to more specifically describe the tenant bankruptcies and update your risk factor disclosure on page 7, as applicable.
         Response: The Operating Partnership has revised the disclosure on pages 7 and 36 of the Amendment in accordance with the Staff’s comment in order to more specifically describe the impact of tenant bankruptcies.
Liquidity and Capital Resources, page 45
12.	We note your disclosure on page 47 that your general partner’s board of directors has a policy of targeting your indebtedness at approximately 50% of your total asset book value. Please revise to clarify the maximum percentage of indebtedness that you may acquire as allowed by your organizational documents.
         Response: The Operating Partnership has revised the disclosure on page 47 of the Amendment to specify that neither its nor its general partner’s organizational documents limit the amount of indebtedness that may be incurred.
13.	We note your disclosure on page 46 that you received investment grade ratings from two rating agencies. Please revise to provide your current credit ratings.
         Response: In light of the repeal of Rule 436(g) under the Securities Act of 1933, as amended, due to the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Operating Partnership has determined not to include its current credit ratings in the disclosure that it files with the Commission at this time. The Operating Partnership respectfully submits that the disclosure on page 46 of the Amendment that it sought and received investment grade ratings “to facilitate access to the investment grade unsecured debt market as part of the overall strategy to maximize financial flexibility and manage our company’s overall cost of capital” is sufficient to enable investors to understand the reasons and benefits of seeking investment grade status. In the future, the Operating Partnership will continue to monitor its credit rating and, consistent with the Commission’s Compliance and Disclosure Interpretation

October 4, 2010

233.04, appropriately update its disclosure relating to changes to its credit ratings, liquidity, cost of funds and the terms of agreements that refer to credit ratings.
Item 3. Properties, page 55
Lease Terms, page 61
14.	We note your disclosure that your leases are generally triple-net. Please revise to clarify what percentage of your leases are triple-net as opposed to gross or modified gross leases.
         Response: The Operating Partnership has revised the disclosure on page 61 of the Amendment in accordance with the Staff’s comment to disclose that approximately 98.8% of current annualized base rent at June 30, 2010 was earned from triple-net leases.
15.	Please clarify if you typically offer tenant concessions, such as free or discounted rent periods, to your tenants.
         Response: The Operating Partnership has revised the disclosure on page 61 of the Amendment in accordance with the Staff’s comment to provide that, “from time to time [it] offer[s] rent concessions to new tenants, including periods of free rent or contractual rent discounted from prevailing market rates.” The Operating Partnership has reviewed all leasing activity to new tenants during 2010 and determined that it allowed concessions in significantly less than half of the cases.
Item 5. Directors and Executive Officers, page 62
Compensation Discussion and Analysis, page 65
16.	We note that you have disclosed the compensation policies and programs for your CEO, CFO and two other executive officers. Please tell us why you did not disclose the compensation policies and programs for a third executive officer in accordance with Item 402(a)(3)(iii) of Regulation S-K.
         Response: The Operating Partnership acknowledges the Staff’s comment and respectfully submits that, for the fiscal year ended December 31, 2009, no employees of the Operating Partnership or its general partner other than the Chief Executive Officer, President and Chief Operating Officer (who also served as Chief Financial Officer until June 1, 2010) and the other two identified executive officers performed policy-making functions or had authority over principal business functions that would make them executive officers pursuant to Item 402(a)(3)(iii) of Regulation S-K. On June 1, 2010, Greg N. Lubushkin was promoted to the position of Chief Financial Officer and compensation disclosure will be provided for fiscal year 2010 with respect to Mr. Lubushkin, as well as the Operating Partnership’s Chief Executive Officer and three other executive officers, as required in future Exchange Act reports.
17.	We note that you sought to target total compensation for 2009 at or near the 75th percentile and at or near the 50th percentile for 2008. Please also disclose where total compensation fell for these periods. To the extent that compensation was below or above the identified

October 4, 2010

percentile, please clarify why the compensation committee determined that such level was appropriate.
         Response: The Operating Partnership has revised the disclosure on pages 67 and 72 of the Amendment in accordance with the Staff’s comment.
Item 8. Legal Proceedings, page 83
18.	Please remove the limiting language, “to our knowledge” from your disclosure regarding threatened legal proceedings.
         Response: The Operating Partnership has revised the disclosure on page 83 of the Amendment in accordance with the Staff’s comment.
Item 10. Recent Sales of Unregistered Securities, page 84
19.	Please clarify that you currently have a registration statement on Form S-4 filed with the Securities and Exchange Commission, but not yet effective, which registers the exchange of your 6.125% Senior Notes due 2020.
         Response: The Operating Partnership has revised the disclosure on page 84 of the Amendment in accordance with the Staff’s comment in order to describe the anticipated exchange offer for the 6.125% Senior Notes due 2020.
Item 15. Financial Statements and Exhibits, page 158
20.	Refer to the agreements filed as exhibits 10.23, 10.24, 10.27, 10.28 and 10.29 to your registration statement on Form 10. We note that the agreements, as filed, omit schedules and exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with your amendment or tell us why these agreements are no longer material to investors.
         Response: In accordance with the Staff’s comment, the Operating Partnership has re-filed former exhibits 10.27, 10.28 and 10.29 and included all exhibits and schedules referenced in those agreements in Amendment No. 1 to its Registration Statement on Form S-4 relating to the exchange of its 6.125% Senior Notes due 2020 (Exhibits 10.25, 10.26 and 10.27 to Amendment No. 1 to the Form S-4, respectively), and has incorporated those exhibits by reference into the Amendment. The Operating Partnership has deleted former exhibits 10.22, 10.23 and 10.24 from the exhibit index in the Amendment, which related to the Operating Partnership’s first amended and restated secured term loan agreement, as amended, because the Operating Partnership repaid in full the outstanding indebtedness under that agreement and the agreement has been terminated. This is more fully described in the Form 8-K filed by BioMed Realty Trust, Inc. on April 30, 2010. Accordingly, the Operating Partnership has determined that this loan agreement and the related note are no longer material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

October 4, 2010

     In connection with the Operating Partnership’s response to your comments on the Form 10, the Operating Partnership acknowledges that:
•	the Operating Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Operating Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *

October 4, 2010

     Any comments or questions regarding the foregoing should be directed to Robert Steenblik at (858) 523-3929 or the undersigned at (858) 523-5407. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ Craig M. Garner
Craig M. Garner
of LATHAM & WATKINS LLP

Enclosures

cc:	Erin E. Martin, Securities and Exchange Commission
William Demarest, Securities and Exchange Commission
Eric McPhee, Securities and Exchange Commission
Alan D. Gold, BioMed Realty Trust, Inc.
Divakar Gupta, Latham & Watkins LLP